U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC File No.: 0-29373

CUSIPNo.:818542102

FORM 12B-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K   Form 20-F   [ ] Form 11-K   [X] Form 10-Q

[ ] Form 10D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended:    May 31, 2019

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Seychelle Environmental Technologies, Inc.

Former Name if Applicable:	N/A

City, State and Zip Code:	22 Journey
Alliso Viejo, California 92656

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K 10-Q, 10-D, N-CEN, C-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. The Registrant is unable to timely file without unreasonable effort or expense its quarterly report on Form 10-Q for the fiscal quarter ended May 31, 2019. The Registrant has not been able to have all proper parties review the report prior to the due date. The Registrant intends to file the Form 10-Q by the extension date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Cari Beck	(949)	234-1999
Name	(Area Code)	(Telephone Number)

(2)	Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s).

[X] Yes   [X] No

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(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Seychelle Environmental Technologies, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Seychelle Environmental Technologies, Inc.
Date: July 15, 2019	By:	/s/ Cari Beck
Cari Beck
Chief Executive Officer and Chief Financial Officer

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